Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Psyence Biomedical Ltd. and its subsidiaries following the consummation of the Business Combination. The figures provided in this section are based on a pre-share consolidation basis.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical condensed consolidated audited financial statements for the years ended March 31, 2023 and March 31, 2024 and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

The numbers presented here have been translated to USD and are presented in USD.

Overview

Psyence Biomedical Ltd. (the “Company” or “PBM”), is the world’s first life science biotechnology company traded on Nasdaq (NASDAQ: PBM) that is focused on the development of botanical (nature derived, or non-synthetic) psilocybin-based psychedelic medicines. The Company is working towards developing safe and effective, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. The Company is initially focused on mental health disorders in the context of Palliative Care. The Company is currently conducting research through clinical trials to evaluate the safety and effectiveness of natural psilocybin in treating adjustment disorder in patients with an incurable cancer diagnosis in a palliative care context.

Operating Results

Sales and marketing costs

For the year ended March 31, 2024, we incurred sales and marketing costs of $80,603, consisting primarily of expenses for investor relations, travel, conferences, content, promotional materials and website design costs. For the year ended March 31, 2023, sales and marketing costs of $7,029 were incurred, consisting of costs to create awareness of the Company and its activities, due to its recent establishment.

Research and development

For the year ended March 31, 2024, we incurred research and development costs of $954,593 (March 31, 2023: $1,608,895). This consisted of $785,720 (March 31, 2023: $1,373,985) of costs related to the clinical trial for the treatment of adjustment disorder, $167,306 (March 31, 2023: $170,213) for the formulation and licensing of PEX010 and $1,567 (March 31, 2023: $64,697) for general research.

General and administration costs

For the year ended March 31, 2024, we incurred general and administrative costs of $557,904 (March 31, 2023: $366,435), which consisted of bank fees, salaries and wages and operational costs. General and administrative costs increased during the year ended March 31, 2024 in comparison to the year ended March 31, 2023 as result of an increase in payroll related costs.

Professional and consulting fees

For the year ended March 31, 2024, professional and consulting fees totaled $1,158,484 (March 31, 2023: $1,252,510). This consisted of $848,955 (March 31, 2023: $826,550) paid to consultants for business strategies, financial and administrative services, legal fees of $105,962 (March 31,2023: $250,730) paid to legal practitioners for various corporate matters, and $203,567 (March 31, 2023: $175,230) for audit fees.

The professional and consulting fees for the period increased from the preceding year due to the Business Combination.

Other Gains and Losses

For the years ended March 31, 2024 and 2023, the Company earned interest income of $2,134 and $1,554, respectively, and had a foreign exchange loss of $2,696 and foreign exchange gain of $26,912, respectively.

Research and Development Rebate

For the year ended March 31, 2024 the Company received its first R&D rebate from the Australian tax office (ATO). The Company received $879,344 as other income. This amount represents 43.5% of R&D expenditure incurred in Australia which was refunded by the ATO.

Listing Costs

Our securities became listed on Nasdaq in January 2024 through a Business Combination which had the accounting treatment of a reverse take-over. The deemed listing expense associated with the Business Combination was $41,481,605 and other transaction costs incurred was $2,461,026.

Liquidity and Capital Resources

Since incorporation, our operations have been financed from investment by our shareholders, a loan advance based off our eligibility to receive a rebate from the Australian Tax Office and the rebate from the Australian Tax Office. Our main use for liquidity is funding scientific research, clinical studies, salaries and professional and consulting fees. Our ability to fund operations and to make planned cash flows are subject to prevailing economic conditions, regulatory and financial, business, and other factors, some of which are beyond our control.

As of March 31, 2024, we had a cash balance of including restricted cash of $762,799 and negative working capital of $10,978,027.

The Company’s current expenditure obligations include milestone-related commitments for the Phase IIb palliative care clinical trial. The Company expects to continue funding these projects with available cash and cash equivalents, and therefore, is subject to risks including, but not limited to, an inability to raise additional funds through the issuance of equity, debt instruments or similar means of financing to support the Company’s continued development, including operating requirements and to meet its liabilities and commitments at they become due.

The Company has experienced operating losses and cash outflows from operations since incorporation and by nature of its business, will require ongoing financing to continue its research and development operations. The Company’s ability to access both public and private capital is dependent upon, among other things, general and sectoral market conditions and the capital markets generally, market perceptions about the Company and its business operations, and the trading prices of the Company’s securities from time to time. There can be no assurance that additional funds can be raised upon terms acceptable to the Company, or at all, as funding for early-stage companies remain challenging generally.

The Company’s primary capital needs are funds to advance its research and development activities and for working capital purposes. These activities include staffing, pre-clinical studies, clinical trials, professional and consulting fees and general and administrative costs. There are uncertainties regarding the Company’s ability to continue as a going concern. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable for the Company as those previously obtained, or at all.

Research and Development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in the statements of net loss and comprehensive loss as incurred.

Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions concerning the future. Actual results may differ from these estimates. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised. The following are deemed to be critical accounting policies as these require a high level of subjectivity and judgement and could have a material impact on Psyence’s financial statements.

Going concern

Our audited financial statements included elsewhere in this prospectus have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

Management routinely plans future activities including forecasting future cash flows and forming judgements collectively with directors of the Company.

Judgement is required in determining if the Company’s has sufficient cash reserves, together with all other available information, to continue as a going concern for a period of at least twelve months.

As of March 31, 2024, the Company has concluded that a material uncertainty exists that casts significant doubt about the Company’s ability to continue as a going concern.

Quantitative and Qualitative Disclosures About Financial Instruments and Financial Risk Management

In the normal course of business, the Company is exposed to a variety of financial risks: credit risk, liquidity risk, foreign exchange risk and interest rate risk. These financial risks are subject to normal credit standards, financial controls, risk management, as well as monitoring. Our Board has overall responsibility for the establishment and oversight of the Company’s risk management framework.

Credit risk

Credit risk arises from cash and cash equivalents held with banks. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash and cash equivalents by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through an ongoing review of future commitments and cash balances available. Historically, the Company’s main source of funding has been through investments from its parent. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant equity or debt funding on terms satisfactory to the Company, or at all.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency.

The Company operates internationally and is exposed to foreign exchange risk from the South African Rand, Great British Pound, Australian Dollar and United States Dollar. Foreign exchange risk arises from transactions as well as recognized financial assets and liabilities denominated in foreign currencies.

A 10% adverse change in exchange rate would have resulted in a loss of $4,139 as of March 31, 2024.

Management mitigates the risk of adverse exchange rate movements by holding funds in US dollars.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has no significant interest-bearing assets or liabilities and therefore its income and operating cash flows are substantially independent of changes in market interest rates.

Capital Management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis. The Company considers its shareholders’ equity balance as capital.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2024. We do not participate in transactions that create relationships with entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non- emerging growth companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of executive compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our IPO or until we are no longer an “emerging growth company,” whichever is earlier.